February 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Stringer
Mr. Lyn Shenk
Ms. Rucha Pandit
Mr. Dietrich King

Re:	BBB Foods Inc.

Registration Statement on Form F-1

File No. 333-276589

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., Scotia Capital (USA) Inc., and UBS Securities LLC, as representatives of the several underwriters, hereby join in the request of BBB Foods Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on February 8, 2024, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that, as of the date hereof, approximately 2,600 copies of the prospectus dated February 2, 2024 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Pages Follow]

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Enrique Vilatela Prado
Name:	Enrique Vilatela Prado
Title:	Vice President

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lulica Batista Rocha
Name:	Lulica Batista Rocha
Title:	Executive Director

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ R. Gregg Nabhan
Name:	R. Gregg Nabhan
Title:	Chairman Americas Equity Capital Markets

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

SCOTIA CAPITAL (USA) INC.

By:	/s/ John Cronin
Name:	John Cronin
Title:	Managing Director

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ William McArthur
Name:	William McArthur
Title:	Managing Director

By:	/s/ Alejandra Anzaldo
Name:	Alejandra Anzaldo
Title:	Associate Director

[Signature Page to Request for Acceleration]